FORM 5
             U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

___  Check here if  no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.
     See Instruction 1(b)
___  Form 3 Holdings Reported
___  Form 4 Transactions Reported

1.   Name and Address of Reporting Person:
          JAMES M. ROSEL
          2809 Interstate 35, South
          San Marcos  TX   78666

2.   Issuer Name and Ticket or Trading Symbol

          ELECTROSOURCE, INC.      ELSI

3.   IRS or Social Security Number of Reporting Person (Voluntary)

          ###-##-####

4.   Statement for Month/Year

          Yearend December 1996

5.   If Amendment, Date of Original (Month/Year)
          N/A

6.   Relationship of Reporting Person to Issuer (Mark all applicable)

     Yes___    No___     Director
     Yes___    No___     10% Owner
     Yes X     No___     Officer (give title below)
     Yes___    No___     Other (specify below)

     Vice President

 TABLE I -  Non-Derivative Securities Acquired, Disposed of,
            or Beneficially Owned

1.   Title of Security (Instruction 3)

     Common Stock, $1.00 par value

2.   Transaction Date (Month/Day/Year)
     N/A
3.   Transaction Code (Instruction 8)
     N/A
4.   Securities Acquired (A) or Disposed of (D) (Instructions 3, 4 and 5):
     A.   Amount:
     B.   Acquired (A)___     Disposed of (D)____
     C:   Price:

5.   Amount of Securities Beneficially Owned at End of Issuer's
     Fiscal Year (Instructions 3 and 4):
          100
6.   Ownership Form:  Direct (D) or Indirect (I) (Instruction 4)
          Direct
7.   Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A

   TABLE II - Derivative Securities Acquired, Disposed of,
              or Beneficially Owned
              (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instruction 3)
          (a)  1987 Stock Options
          (b)  1987 Stock Options
          (c)  1994 Stock Options
          (d)  1994 Stock Options
          (e)  1994 Stock Options
          (f)  1996 Stock Options (Contingent on shareholder approval at
                                   1997 Annual Meeting)
2.   Conversion or Exercise Price of Derivative Security
          (a)  $36.25*
          (b)  $12.50*
          (c)  $35.00*
          (d)  $33.75*
          (e)  $11.60*
          (f)  $5.28
     * reflects adjustment resulting from 1-for-10 reverse stock split on July 22, 1996
3.   Transaction Date (Month/Day/Year)
          (a)  7/28/1994
          (b)  2/1/1996
          (c)  11/16/1994
          (d)  5/31/1995
          (e)  3/26/1996
          (f)  10/30/1996
4.   Transaction Code (Instruction 8)
     Code A - Grant or award transaction pursuant to Rule 16b-3(c)
5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instructions 3, 4 and 5):
     A.   Acquired (A):  (a)  5,000*
                         (b)  1,667*
                         (c)  5,000*
                         (d)  500*
                         (e)  9,500*
                         (f)  8,500
     *    reflects adjustment resulting from 1-for-10 reverse
          stock split on July 22, 1996
     B.   Disposed of (D):    None
6.   Date of Exercisable and Expiration Date (Month/Day/Year)
     A.   Date Exercisable
          (a),(c),(d) and (e) Exercisable 1/3 at 6 months from date of grant; 1/3 at 18 months from date of grant; and 1/3 at 30 months from date of grant (b) and (f) Exercisable 6 months from date of grant
     B.   Expiration Date
          (a)  7/27/1999
          (b)  2/28/2001
          (c)  11/15/2004
          (d)  5/30/2005
          (e)  3/25/2006
          (f)  10/29/2006
7.   Title and Amount of Underlying Securities (Instructions 3 and 4)
     A.   Title     Common Stock, $1.00 par value
     B.   Amount or Number of Shares
          (a)  5,000*
          (b)  1,667*
          (c)  5,000*
          (d)  500*
          (e)  9,500*
          (f)  8,500
     *    reflects adjustment resulting from 1-for-10 reverse
          stock split on July 22, 1996
8.   Price of Derivative Security (Instruction 5)(a) through (f)
     These derivative securities were issued pursuant to Stock Option
     Plan(s) at no cost to the recipient.
9. Number of Derivative Securities Beneficially Owned at End of Year (Instruction 4)
          30,167
10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instruction 4):
          Direct
11.  Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A
Explanation of Responses:
          None
     /s/
James M. Rosel
Date:     January 27, 1997